Exhibit 2.1

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

The following is a description of our outstanding securities registered under Section 12 of the Exchange Act as required pursuant to the relevant Items under Form 20-F. As of December 31, 2021, Afya Limited (“we,” “us,” and “our”) had the following series of securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common shares, par value US$0.00005 per share	AFYA	Nasdaq Global Select Market

We were incorporated on March 22, 2019 as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by law as provided by Section 7(4) of the Companies Act (as revised) of the Cayman Islands, or the Companies Act.

Our affairs are governed principally by (i) our Amended and Restated Memorandum and Articles of Association; (ii) the Companies Act; and (iii) the common law of the Cayman Islands. As provided in our Amended and Restated Memorandum and Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

CLASS A COMMON SHARES

Item 9. General

9.A.3 Preemptive rights

See “—Item 10.B Memorandum and articles of association—Preemptive or Similar Rights” below.

9.A.5 Type and class of securities

As of December 31, 2021, Afya had a total issued share capital of R$17 thousand, represented by 93,722,831 common shares comprised by 46,265,141 Class A common shares, and 45,802,763 Class B common shares and 1,654,927 common shares held in treasury and 150,000 Series A perpetual convertible preferred shares.

As of December 31, 2021, our total authorized share capital was US$50,000, divided into 1,000,000,000 shares par value US$0.00005 each, of which: (i) 500,000,000 shares are designated as Class A common shares; (ii) 250,000,000 shares are designated as Class B common shares; and (iii) 250,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board may determine.

The Amended and Restated Memorandum and Articles of Association currently authorize two classes of common shares: Class A common shares, which are entitled to one vote per share, and Class B common shares, which are entitled to 10 votes per share and to maintain a proportional ownership interest in the event that additional Class A common shares are issued. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described in our Amended and Restated Memorandum and Articles of Association. The implementation of this dual class equity structure was required by the Esteves Family and Crescera, our principal shareholders in the year of 2019, as a condition of undertaking the initial public offering of our common shares. See “—Anti-Takeover Provisions in Our Articles of Association—Two Classes of Common Shares.”

Item 9.A.6. Limitations or qualifications

Not applicable.

Item 9.A.7. Other rights

Not applicable.

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Item 10.B Memorandum and articles of association

The following information describes our Class A common shares and provisions set forth by our Amended and Restated Memorandum and Articles of Association, the Companies Act; and the common law of the Cayman Islands. This description is only a summary. You should read and refer to our Amended and Restated Memorandum and Articles of Association included as Exhibit 1.2 to our annual report on Form 20-F for the fiscal year ended December 31, 2021.

Description of Our Amended and Restated Memorandum and Articles of Association

History of Share Capital

On July 19, 2019, our registration statement on Form F-1 (File No 333-232309), as amended, was declared effective by the SEC for to our initial public offering of our Class A common shares, pursuant to which we sold a total of 15,805,841 Class A common shares, par value $0.00005 per share, at a public offering price of US$19.00 per share.

On February 6, 2020, our registration statement on Form F-1 (File No 333-236246), as amended, was declared effective by the SEC for a public offering of our Class A common shares, pursuant to which we sold a total of 3,260,480 Class A common shares, par value $0.00005 per share, at a public offering price of US$27.50 per share.

On April 26, 2021, we announced that the SoftBank Latin America Fund, or SoftBank, agreed to purchase R$822 million, equivalent to US$150 million, of Afya’s Series A perpetual convertible preferred shares, subject to customary closing conditions. In addition, Crescera Educacional II Fundo de Investimento em Participações Multiestratégia and the Esteves Family agreed to sell 2,270,208 Class A common shares to SoftBank. In connection with such sale, at the time, Paulo Passoni from SoftBank was appointed as a board member of Afya, being replaced by Maria Tereza Azevedo in 2022. The key terms of the Series A perpetual convertible preferred shares, as set forth under the relevant certificate of designations, are: (i) 6.5% per annum cumulative dividend payable quarterly and in Brazilian reais (payable in U.S. dollars in Brazilian reais equivalent); (ii) SoftBank shall have the right at any time, to convert its Series A perpetual convertible preferred shares into 5,917,888 common shares, at an initial conversion price established at US$25.35; (iii) SoftBank shall have the right to redeem any time after the 5th year anniversary at 105% premium; and (iv) Afya will have the right to force conversion after the 3rd year anniversary if forced conversion trigger conditions are satisfied. The Series A perpetual convertible preferred share will be entitled to the same voting rights as the common shares only when converted into common shares. For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Financing—Series A Perpetual Convertible Shares” in our annual report on Form 20-F for the fiscal year ended December 31, 2021 and note 13.2.1(f) to our audited consolidated financial statements included elsewhere in our annual report on Form 20-F for the fiscal year ended December 31, 2021. SoftBank and its affiliates will beneficially own approximately 8.4% of the total shares of the Company (on an as-converted basis for the Series A perpetual convertible preferred shares).

As of December 31, 2021, Afya had 1,654,927 shares in treasury.

General

Our shareholders adopted our Amended and Restated Memorandum and Articles of Association, effective as of August 5, 2021, included as Exhibit 1.2 to our annual report on Form 20-F for the fiscal year ended December 31, 2021. The following summary is subject to and qualified in its entirety by Afya Limited’s Amended and Restated Memorandum and Articles of Association. This is not a summary of all the significant provisions of our Amended and Restated Memorandum and Articles of Association, of the Companies Act or of the common law of the Cayman Islands and does not purport to be complete. Capitalized terms used but not defined herein have the meanings given to them in our annual report on Form 20-F for the fiscal year ended December 31, 2021.

Corporate Purposes

Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by law as provided by Section 7(4) of the Companies Act.

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Issuance of Shares

Except as expressly provided in our Articles of Association, our board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. In accordance with its Articles of Association, Afya shall not issue bearer shares.

Our Articles of Association provide that at any time that there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (i) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits, (ii) a merger, consolidation, or other business combination, or (iii) an issuance of shares including Class A common shares or any other class of share designated as a common share pursuant to the Articles of Association, whereby each holder of the Class B common shares is entitled to purchase a number of Class B common shares that would allow it to maintain its proportional ownership interests in Afya (following an offer by Afya to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Afya pursuant to our Articles of Association). In light of: (a) the above provisions; (b) the fact that future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions as provided in the Articles of Association; and (c) the ten-to-one voting ratio between our Class B common shares and Class A common shares, means that holders of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future. For more information see “—Preemptive or Similar Rights.”

Our Articles of Association also provide that the issuance of non-voting common shares requires the affirmative vote of a majority of the then-outstanding Class A common shares and the prior written consent of a Bertelsmann Director and Esteves Family Director as set out below in “—Proceedings of the Board of Directors.”

Fiscal Year

Our fiscal year begins on January 1 of each year and ends on December 31 of the same year.

Voting Rights

The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holders of Class B common shares are entitled to maintain their proportional ownership interest in the event that common shares and/or preferred shares are proposed to be issued. For more information see below “—Preemptive or Similar Rights” and “—Conversion.” The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

Our Articles of Association provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:

(i)       Class consents from the holders of Class A common shares or Class B common shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares, however, the directors may treat any two or more classes of shares as forming one class if they consider that all such classes would be affected in the same way by the proposal;

(ii)       the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

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(iii)       the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

As set forth in the Articles of Association, the holders of Class A common shares and Class B common shares, respectively, do not have the right to vote separately if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized Class A common shares and Class B common shares may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the voting power of the issued and outstanding Class A common shares and Class B common shares, voting together in a general meeting.

Preemptive or Similar Rights

The Class A common shares and Class B common shares are not entitled to preemptive rights upon transfer and are not subject to conversion (except as described below under “—Conversion”), redemption or sinking fund provisions.

The Class B common shares are entitled to maintain a proportional ownership interest in the event that additional common and/or preferred shares are issued. As such, if Afya issues common and/or preferred shares, it must first make an offer to each holder of Class B common shares to issue to such holder on the same economic terms such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Afya. This right to maintain a proportional ownership interest may be waived by all of the holders of Class B common shares, such waiver to remain effective until the date specified therein or 12 months from the date of the waiver.

Conversion

The outstanding Class B common shares are convertible at any time as follows: (i) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (ii) upon the election of the holders of all the then issued and outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association, including transfers to holders of Class B common shares, to affiliates, transfers to Bertelsmann SE & Co. KGaA and any of its affiliates, to and between the Esteves Family, Bertelsmann, their family members and their respective children, heirs and successors, trusts solely for the benefit of the shareholder or their affiliates, and to partnerships, corporations and other entities exclusively owned or controlled by the Class B shareholder or their affiliates and certain transfers to organizations that are exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding. To the extent that Bertelsmann or the Esteves Family cease to be a Class B common shareholder, the rights nominally vested to each shall vest in their permitted transferee within the meaning of our Articles of Association.

No class of our common shares may be subdivided or combined unless the other class of common shares is concurrently subdivided or combined in the same proportion and in the same manner.

Equal Status

Except as expressly provided in our Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters.

In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not Afya is the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares. In the event of any (i) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third-party pursuant to an agreement to which Afya is a party, or (ii) any tender or exchange offer by Afya to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.

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Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, Our board of directors may set a record date which shall not exceed 40 clear days prior to the date where the determination will be made.

General Meetings of Shareholders

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as a shareholder of Afya at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to Afya in respect of the shares that such shareholder holds must have been paid.

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per Class A common share and 10 votes per Class B common share.

As a Cayman Islands exempted company, Afya is not obliged by the Companies Act to call annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors, provided that the board of directors of Afya has the discretion whether or not to hold an annual general meeting. For the annual general meeting of shareholders the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, Afya may, but is not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. General meetings of shareholders are generally expected to take place in Nova Lima, Brazil, but may be held elsewhere if the directors so decide.

The Companies Act provides shareholders a limited right to request a general meeting and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s Articles of Association. However, these rights may be provided in a company’s Articles of Association. Our Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than 10 clear calendar days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and the holders of 95% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

Afya will give notice of each general meeting of shareholders by publication on its website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, Nasdaq and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.

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Holders whose shares are registered in the name of DTC or its nominee, which we expect will be the case for all holders of Class A common shares, will not be a shareholder or member of the company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the Class A common shares.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted, provided that such a quorum must also include (i) Bertelsmann for so long as it holds Class B common shares in excess of 10% of the total number of outstanding Class B common shares (referred to herein as the “Ownership Threshold”), and (ii) the Esteves Family for so long as it holds Class B common shares in excess of the Ownership Threshold.

A resolution put to a vote at a general meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Act and our Articles of Association.

Pursuant to our Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors or in his absence the vice-chairman of the board of directors. If the chairman or vice-chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls. The chairman shall not have the right to vote in his capacity as chairman and shall not have a casting vote.

Liquidation Rights

If Afya is voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between Afya and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between Afya and any person or persons (including without limitation any bilateral or any multi-lateral set-off or netting arrangements between the company and any person or persons) and subject to any agreement between Afya and any person or persons to waive or limit the same, shall apply our property in satisfaction of its liabilities pari passu and subject thereto shall distribute the property amongst the shareholders according to their rights and interests in Afya.

Special Matters

Afya may not without the prior written consent of (i) Bertelsmann for so long as it holds Class B common shares and (ii) the Esteves Family for so long as it holds Class B common shares in excess of the Ownership Threshold: change the number of directors; change the structure, function, and/or number of the board of executive officers (which comprises the three senior executive officers that manage the day-to-day business activities of Afya, subject to the overall supervision of the board of directors); amend its Memorandum and Articles of Association; vary the rights attaching to shares; approve any merger or consolidation of Afya with one or more constituent companies (as defined in the Companies Act), the contribution by Afya of any assets to any subsidiary and/or the creation of any joint venture by Afya; approve any business combination; approve the winding-up, liquidation or dissolution of Afya; or take certain actions in respect of its share capital as set out in the Articles of Association; register as an exempted limited duration company; or approve the transfer by way of continuation of Afya to a jurisdiction outside the Cayman Islands.

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Anti-Corruption and Anti-Money Laundering

Our Articles of Association contain stringent anti-corruption, anti-money laundering and certain other related measures applicable to us, our officers and directors, and its service providers. The Articles of Association provide that if one of our shareholders is found to have been involved in an act of corruption, money laundering or other related irregular act, the directors shall convene a meeting to consider the circumstances of such incident, and establish a course of action to be taken against such shareholder. The actions range from (i) suspending such shareholder from his/her duties as a director, officer and/or employee (if applicable) of the Company; (ii) terminating such duties; (iii) directing such shareholder to transfer the entirety of his/her shareholding in the Company to his/her children and/or heirs; or (iv) if such transfer is not possible, resolve that the shares in the Company owned by such shareholder be mandatorily redeemed by us. Further, our Articles of Association provide that we shall not engage the services of any provider that has been found to violate applicable anti-corruption laws, and further provide that we and our shareholders shall not violate applicable anti-corruption laws.

Changes to Capital

Subject to the restrictions contained in the Articles of Association and summarized above in “—Special Matters,” Afya may from time to time by ordinary resolution:

•	increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
•	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;
•	convert all or any of its paid-up shares into stock and reconvert that stock into paid up shares of any denomination;
•	subdivide its existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or
•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so canceled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Act and our Articles of Association, Afya may:

•	issue shares on terms that they are to be redeemed or are liable to be redeemed;
•	purchase its own shares (including any redeemable shares); and
•	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of its own capital.

Transfer of Shares

Subject to any applicable restrictions set forth in the Articles of Association, any shareholder of Afya may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or in the form prescribed by the Nasdaq or any other form approved by the Company’s board of directors.

The Class A common shares are traded on the Nasdaq in book-entry form and may be transferred in accordance with our Articles of Association and Nasdaq’s rules and regulations.

However, our board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any common share unless:

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•	the instrument of transfer is lodged with Afya, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
•	the instrument of transfer is in respect of only one class of shares;
•	the instrument of transfer is properly stamped, if required;
•	the common shares transferred are free of any lien in favor of Afya; and
•	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the directors refuse to register a transfer they are required, within 15 business days after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

Share Repurchases

The Companies Act and the Articles of Association permit Afya to purchase its own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf of Afya, and subject to the Companies Act, the Articles of Association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq, or by any recognized stock exchange on which our securities are listed. Set forth below is a description of our share repurchase programs.

1st Share Repurchase Program. Our Board of Directors approved a share buyback program on December 23, 2020. Under the share buyback program, Afya may repurchase up to 1,015,844 of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on December 24, 2020 continuing until the earlier of the completion of the repurchase or December 31, 2021, depending upon market conditions. We intend to repurchase the shares to execute the stock option program for the executives of the company and expect to utilize our existing funds to fund repurchases made under this program. Our Board of Directors also authorized management to appoint BofA Securities, Inc. as our agent to purchase Securities on its behalf in the open market. It is our intention such purchases benefit from the safe harbor provided by Rule 10b-18 (“Rule 10b-18”) promulgated by the SEC under the Exchange Act. Accordingly, we shall not take, nor permit any person or entity under its control to take, any action that could jeopardize the availability of Rule 10b-18 for purchases of our common shares under the program. The share buyback program was completed on October 21, 2021, upon the completion of the purchase of the full amount of Class A common shares permitted under the program.

2nd Share Repurchase Program. After the completion of our first share repurchase program on October 21, 2021 that resulted in the purchase of 1,015,844 Class A common shares, our Board of Directors approved a new share repurchase program on October 27, 2021. Under the second share repurchase program, Afya may repurchase up to 1,383,108 of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning on October 28, 2021 until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions. We intend to repurchase the shares to execute the stock option program for the executives of the company and expect to utilize our existing funds to fund repurchases made under this program. The Board of Directors of Afya also authorized management to appoint BofA Securities, Inc. as its agent to purchase the shares on its behalf in the open market. It is Afya’s intention that such purchases benefit from the safe harbor provided by Rule 10b-18 promulgated by the SEC under the Exchange Act. Accordingly, Afya shall not take, nor permit any person or entity under its control to take, any action that could jeopardize the availability of Rule 10b-18 for purchases under the program. The second repurchase program was completed upon the purchase of the full amount of Class A common shares permitted under the second repurchase program.

3rd Share Repurchase Program. After the completion of our second share repurchase program, which resulted in the purchase of 1,383,108 Class A common shares, our Board of Directors has approved a new share repurchase program on January 27, 2022. Under the third repurchase program, Afya may repurchase up to 1,874,457 of its outstanding Class A common shares which represents 4% of its free float, in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning on January 27, 2022 until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions.

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The share repurchases may be made from time to time through open market transactions and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory, and other relevant factors. Afya intends to repurchase the shares for use in its stock option program, as consideration in future business combination transactions and for general corporate purposes. Afya expects to utilize its existing funds and future dividends to be received from Afya Brazil to fund repurchases made under this program. Afya’s Board of Directors will review the share repurchase program periodically and may authorize adjustments to its terms and size or suspend or discontinue the program.

The Board of Directors of Afya also authorized management to appoint BofA Securities, Inc. as its agent to purchase the shares on its behalf in the open market. It is Afya’s intention that such purchases benefit from the safe harbor provided by Rule 10b-18 promulgated by the SEC under the Exchange Act. Accordingly, Afya shall not take, nor permit any person or entity under its control to take, any action that could jeopardize the availability of Rule 10b-18 for purchases under the program.

Dividends and Capitalization of Profits

We have not adopted a dividend policy with respect to payments of any future dividends by Afya. Subject to the Companies Act, our shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to Afya. Except as otherwise provided by the rights attached to shares and the Articles of Association of Afya, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (i) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly, and (ii) where we have shares in issue which are not fully paid up (as to par value) we may pay dividends in proportion to the amounts paid up on each share.

The holders of Class A common shares and Class B common shares shall be entitled to share equally in any dividends that may be declared in respect of our common shares from time to time. In the event that a dividend is paid in the form of Class A common shares or Class B common shares, or rights to acquire Class A common shares or Class B common shares, (i) the holders of Class A common shares shall receive Class A common shares, or rights to acquire Class A common shares, as the case may be; and (ii) the holders of Class B common shares shall receive Class B common shares, or rights to acquire Class B common shares, as the case may be.

Series A perpetual convertible preferred share rank senior to our common with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. The holders of Series A perpetual convertible preferred share are entitled to a cumulative dividend at the rate of 6.5% per annum, payable quarterly in arrears. Dividends are payable in kind through the issuance of additional Series A perpetual convertible preferred share, in cash, or in any combination of both, at our discretion. In the year ended December 31, 2021, holders of the Series A perpetual convertible preferred shares received dividends in kind with a value in the aggregate of approximately R$22.1 million and in cash amounting to US$4.2 million. The holders of the Series A perpetual convertible preferred share are also entitled to participate in dividends declared or paid on our common stock on an as-converted basis.

Appointment, Disqualification and Removal of Directors

Afya is managed by its board of directors. The Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of four to 11 directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to retirement of directors upon reaching any age limit. The Articles of Association also provide that, while our shares are admitted to trading on Nasdaq, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers. Bertelsmann for so long as it holds Class B common shares may appoint up to three directors at its discretion (and is entitled at any time to remove substitute or replace such directors) (“Bertelsmann Directors”), and the Esteves Family for so long as it holds Class B common shares in excess of the Ownership Threshold may appoint up to three directors at its discretion (and is entitled at any time to remove substitute or replace such directors) (“Esteves Family Directors”), in addition for so long as both hold Class B common shares, they may appoint a further director (the “Joint Director”) and are entitled at any time to remove, substitute or replace the Joint Director. The board of directors shall have a chairman that for so long as both Bertelsmann and the Esteves Family hold Class B common shares in excess of the Ownership Threshold, which chairman is appointed in rotation for a term of a year by each of them as prescribed in the Articles of Association, such right to be exercised initially by Bertelsmann. Once neither Bertelsmann nor the Esteves Family hold Class B common shares in excess of the Ownership Threshold, the chairman is elected by the board of directors then in office instead. The directors may elect a vice chairman of the board of directors.

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Subject to the foregoing, the Articles of Association provide that directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting. Each director shall be appointed and elected for a two-year term or until his or her death, resignation or removal, and is eligible for re-election.

For the names of our directors, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.”

Any vacancies on the board of directors that arise other than in respect of the Bertelsmann and/or Esteves Family director appointments set out above or upon the removal of a director by resolution passed at a general meeting can be filled by the remaining directors (notwithstanding that they may constitute less than a quorum). Any such appointment shall be as an interim director to fill such vacancy until the next annual general meeting of shareholders.

Subject to the foregoing, additions to the existing board (within the limits set pursuant to the Articles of Association) may be made by ordinary resolution of the shareholders.

Our board of directors has an audit committee in place. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Audit Committee.”

Grounds for Removing a Director

A director may be removed with or without cause by ordinary resolution, save that each Bertelsmann Director may be removed by Bertelsmann at its discretion and each Esteves Family Director may be removed by the Esteves Family at its discretion.

The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than 10 calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

The office of a director will be vacated automatically if he or she (i) becomes prohibited by law from being a director, (ii) becomes bankrupt or makes an arrangement or composition with his creditors, (iii) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director, (iv) resigns his office by notice to us or (v) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated. Further, the Directors may remove a Director as set out above in “—Anti-Corruption.”

Proceedings of the Board of Directors

The Articles of Association provide that our business is to be managed and conducted by the board of directors, save that Afya may not without (i) the consent of a Bertelsmann Director while there is a Bertelsmann Director and (ii) the consent of an Esteves Family Director while there is an Esteves Family Director: create new classes of shares, issue new shares, options, warrants or convertible securities of similar nature conferring the right upon the holders thereof to subscribe for purchase or receive any class of shares or securities in the capital of Afya; repurchase or redeem any shares; approve the payment of any remuneration to a Director or executive Officer; approve any incentive plan (as set out in the Articles of Association); change our accounting practices except as required by applicable law; execute and/or terminate any shareholders’ agreement, quotaholders’ agreement, or any other agreements related to our interest in any subsidiary; approve our financial statements; effect an initial public offering and/or follow-on offerings of Afya, or hire any investment banks or service providers inherent to the initial public offering; approve the listing and/or the delisting of our securities with any designated stock exchange; change our dividend policy and/or approve any dividend, create and/or use our reserves; approve any budget, as well as any amendment and/or change to such budget; conduct, negotiate, terminate and/or amend any business, agreement, or transaction between Afya and any related party; acquire, sell or encumber any of our permanent assets, in one transaction or in a series of transactions, which value exceeds the equivalent of R$250 thousands; approve any sale or encumbrance, for the benefit of a person of shares issued by any subsidiary, or the admission of any new partner or shareholder in such subsidiaries; create or dissolve any committees of the Directors; carry out any investments outside the scope of the core business of Afya or its controlled persons (as set out in the Articles of Association); incorporate any entity; acquire, sell or encumber the capital stock of entities in which Afya has an interest; appoint or terminate the engagement of any auditor that is not an Authorized Auditor as set out in the Articles of Association; provide any guarantee in respect of any person or related person of any of our shareholders, director and/or officers inter alia; negotiate, amend, renew, change of terminate any lease agreement or enter into any new lease agreement; appoint any executive officer; approve the delegation of any powers by the board of directors; or take actions in connection with the Company’s Anti-Corruption measures.

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The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present), provided that such a quorum must include at least one Bertelsmann Director for so long as there is at least one Bertelsmann Director and one Esteves Family Director for so long as there is one Esteves Family Director and business at any meeting shall be decided by a majority of votes, provided such a majority must include at least one Bertelsmann Director for so long as there is at least one Bertelsmann Director and one Esteves Family Director for so long as there is one Esteves Family Director. In the case of an equality of votes, neither the chairman of the board nor the chairman of the meeting shall have a casting vote.

Subject to the foregoing and the provisions of the Articles of Association, the board of directors may regulate its proceedings as they determine is appropriate. Board meetings shall be held at least once every calendar quarter and shall take place either in Nova Lima, Brazil, or at such other place as the directors may determine.

Subject to the provisions of the Articles of Association, to any directions given by ordinary resolution of the shareholders and the listing rules of the Nasdaq, the board of directors may from time to time at its discretion exercise all powers of Afya, including, subject to the Companies Act, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third-party.

Inspection of Books and Records

Holders of Afya shares have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or corporate records of the Company. However, the board of directors may determine from time to time whether and to what extent our accounting records and books shall be open to inspection by shareholders who are not members of the board of directors. Notwithstanding the above, the Articles of Association provide shareholders with the right to receive annual financial statements and upon request agreements executed by the Company and its Related Parties (as defined in the Articles of Association), shareholder agreements to which the Company is a party and details of any incentive plan). Such right to receive annual financial statements may be satisfied by publishing the same on the company’s website or filing such annual reports as we are required to file with the SEC.

Register of Shareholders

The Class A common shares are held through DTC, and DTC or Cede & Co., as nominee for DTC, and recorded in the shareholders’ register as the holder of our Class A common shares.

Under Cayman Islands law, Afya must keep a register of shareholders that includes:

•	the names and addresses of the shareholders, a statement of the shares held by each member and of the amount paid or agreed to be considered as paid, on the shares of each member;
•	whether voting rights attach to the shares in issue;
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•	the date on which the name of any person was entered on the register as a member; and
•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of shareholders of Afya is prima facie evidence of the matters set out therein (i.e., the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders.

However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Exempted Company

Afya is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
•	an exempted company’s register of shareholders is not open to inspection;
•	an exempted company does not have to hold an annual general meeting;
•	an exempted company may issue shares with no par value;
•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	an exempted company may register as a limited duration company; and
•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this annual report, we comply with the Nasdaq rules in lieu of following home country practice.

Anti-Takeover Provisions in Our Articles of Association

Some provisions of the Articles of Association may discourage, delay or prevent a change in control of Afya or management that shareholders may consider favorable. In particular, the capital structure of Afya concentrates ownership of voting rights in the hands of the Esteves Family and Bertelsmann. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Afya to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management of Afya. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

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Two Classes of Common Shares

The Class B common shares of Afya are entitled to 10 votes per share, while the Class A common shares are entitled to one vote per share. Since they own of all of the Class B common shares of Afya, the Esteves Family and Bertelsmann currently have the ability to elect all directors and to determine the outcome of most matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.

So long as the Esteves Family and Bertelsmann have the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of Afya, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that Afya has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of Afya.

Preferred Shares

Our board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences.

Despite the anti-takeover provisions described above, under Cayman Islands law, our board of directors may only exercise the rights and powers granted to them under the Articles of Association, for what they believe in good faith to be in the best interests of Afya.

Series A Perpetual Convertible Preferred Shares

On April 26, 2021, we announced that the SoftBank Latin America Fund, or SoftBank, agreed to purchase R$822 million, equivalent to US$150 million, of Afya’s Series A perpetual convertible preferred shares, subject to customary closing conditions. The key terms of the Series A perpetual convertible preferred shares, as set forth under the relevant certificate of designations, are: (i) 6.5% per annum cumulative dividend payable quarterly and in Brazilian reais (payable in U.S. dollars in Brazilian reais equivalent); (ii) SoftBank shall have the right at any time, to convert its Series A perpetual convertible preferred shares into 5,917,888 common shares, at an initial conversion price established at US$25.35; (iii) SoftBank shall have the right to redeem any time after the 5th year anniversary at 105% premium; and (iv) Afya will have the right to force conversion after the 3rd year anniversary if forced conversion trigger conditions are satisfied. The Series A perpetual convertible preferred share will be entitled to the same voting rights as the common shares only when converted into common shares. Holders of the Series A perpetual convertible preferred share are also entitled to a separate class vote with respect to, among other things, amendments to the Company’s organizational documents in a manner materially adverse to the rights, preferences, privileges or voting power of the Series A perpetual convertible preferred share, authorization or issuances by the Company of securities that are senior to, or equal in priority with, the Series A perpetual convertible preferred share, increases in the number of authorized shares of Series A perpetual convertible preferred share, and issuances of Series A perpetual convertible preferred share after the issuance date, other than shares issued as in-kind dividends with respect to the Series A perpetual convertible preferred share issued after the issuance date. Except for the right to participate in any issuance of new equity securities by the Company as set forth in the securies purchas agreement for the Series A perpetual convertible preferred share, the holders of Series A perpetual convertible preferred share shall not have any preemptive rights. For further information on our outstanding Series A perpetual convertible preferred shares, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Financing – Series A Perpetual Convertible Shares” in our annual report on Form 20-F for the fiscal year ended December 31, 2021 and note 13.2.1(f) to our audited consolidated financial statements included elsewhere in our annual report on Form 20-F for the fiscal year ended December 31, 2021.

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Protection of Non-Controlling Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of the shares of Afya in issue, appoint an inspector to examine the Company’s affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Act, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that this winding up is just and equitable.

Notwithstanding the U.S. securities laws and regulations that are applicable to Afya, general corporate claims against Afya by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against Afya, or derivative actions in our name, to challenge (i) an act which is ultra vires or illegal, (ii) an act which constitutes a fraud against the minority and the wrongdoers themselves control Afya, and (iii) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

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